EXHIBIT 18





April 17, 1998

CCAIR, Inc.
Post Office Box 19929
Charlotte, North Carolina  28219-0929




Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accounts whenever there has been a change in accounting principle or practice.

As of July 1, 1997, the Company changed from the deferral method of accounting for engine, propeller and landing gear overhauls to the accrual method. According to the management of the Company, this change was made to more closely emulate its lease agreements and contracts for repair and maintenance of these components.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgement and business planning of your management.

Very truly yours,

ARTHUR ANDERSEN LLP